FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 001-32186

YM BIOSCIENCES INC.
(Translation of registrant's name into English)

Suite 400, Building 11,
5045 Orbiter Drive
Mississauga, Ontario
Canada L4W 4Y4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST

Exhibit	Description

99.1	Press release, dated January 25, 2005, regarding YM BioSciences’ results permit pediatric brain cancer trial to be converted into pivotal randomized first-line therapy trial

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

Date: January 25, 2005	By:	/s/ Len Vernon

Name: Len Vernon
Title: Director, Finance and Administration